UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.    )*

Navidea Biopharmaceuticals, Inc. (Name of Issuer)
Common Stock, $0.001 par value per share (Title of Class of Securities)
63937X103 (CUSIP Number)
March 3, 2017 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Cardinal Health, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER 10,000,000
6.	SHARED VOTING POWER 0
7.	SOLE DISPOSITIVE POWER 10,000,000
8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12.	TYPE OF REPORTING PERSON CO
* See Item 4 below.
Item 1.

(a)	Name of Issuer:
Navidea Biopharmaceuticals, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:
5600 Blazer Parkway
Suite 200
Dublin, Ohio 43017

Item 2.

(a)	Name of Person Filing:
Cardinal Health, Inc. ("Cardinal Health")

(b)	Address of Principal Business Office or, if None, Residence:
7000 Cardinal Place
Dublin, Ohio 43017

(c)	Citizenship:
Ohio

(d)	Title of Class of Securities:
Common Stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number:
63937X103

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:
On March 3, 2017, pursuant to the Asset Purchase Agreement, dated November 23, 2016, by and between the Issuer and Cardinal Health 414, LLC, a wholly owned subsidiary of Cardinal Health ("414 LLC"), the Issuer issued to 414 LLC a warrant to purchase up to 10,000,000 shares of Common Stock, as further described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 9, 2017 (the “Warrant”). Cardinal Health does not directly own the Warrant or any Common Stock of the Issuer; however, by reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Cardinal Health is deemed to beneficially own the Warrant that is owned by 414 LLC and the 10,000,000 shares of Common Stock issuable upon exercise or exchange of the Warrant.

(b)	Percent of Class:
Cardinal Health, as of March 3, 2017, had the sole power to vote and dispose of 10,000,000 shares of Common Stock, constituting approximately 5.8% of the outstanding Common Stock. The number of shares of Common Stock over which Cardinal Health had voting and dispositive power is made up of 10,000,000 shares of Common Stock issuable upon complete exercise of the Warrant.
The percentages calculated in this Schedule 13G are based upon an aggregate of 171,190,985 shares of Common Stock, which consists of 161,190,985 shares of Common Stock outstanding on January 23, 2017 (as disclosed in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on February 8, 2017) and the additional 10,000,000 shares of Common Stock issuable upon complete exercise of the Warrant in accordance with its terms.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote of Common Stock:
See Cover Page Items 5-9.

(ii)	Shared power to vote or to direct the vote of Common Stock:
See Cover Page Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of Common Stock:
See Cover Page Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of Common Stock:
See Cover Page Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 13, 2017

CARDINAL HEALTH, INC.

By:	/s/ John M. Adams, Jr.
John M. Adams, Jr.
Assistant Secretary